MDS INC.

Annual and Special Meeting of Shareholders of MDS Inc. (“MDS”)

March 12, 2009

REPORT OF VOTING RESULTS
National Instrument 51-102 – Continuous Disclosure Obligations Section 11.3

TOTAL SHARES VOTED:  83.7%
OF ISSUED & OUTSTANDING:  120,137,229

Matters Voted Upon:

Voted by Proxy
General Business	Outcome of Vote	% in Favour

1. The election of directors of MDS for the following year.	Carried by a show of hands

2. The appointment of Ernst & Young LLP as independent auditors of MDS for the following year and authorize directors to fix their remuneration	Carried by a show of hands

	Outcome of Vote	Votes by Ballot
Special Business		Votes For	Votes Against	% in Favour

1. The approval of the continuation of the Shareholder Rights Plan and the ratification, confirmation and approval of the 2009 Shareholder Protection Rights Plan Agreement	Carried	84,831,927	13,527,306	86.3